UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS PRESS RELEASE No. R1020

Grupo Televisa to Nominate Jon Feltheimer, CEO of Lionsgate,
to its Board of Directors

MEXICO CITY, April 16, 2015 - Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) announced today that Jon Feltheimer, Chief Executive Officer of Lionsgate, will be nominated for election to the Board of Directors at Televisa's Shareholders’ Meeting on April 29. Mr. Feltheimer is a highly experienced and regarded professional in the entertainment industry.

“Jon has achieved a strong track record of success and value creation in the entertainment field. As Chief Executive Officer of Lionsgate, he has transformed that company into a leader in the film and television businesses and an industry innovator. His deep expertise, perspective and relationships will be incredibly valuable to Televisa and our shareholders," said Emilio Azcárraga, Televisa’s President and CEO.

During his 30-year entertainment industry career, Mr. Feltheimer has held leadership positions at Lionsgate, Sony Pictures Entertainment and New World Entertainment, and he has been responsible for tens of thousands of hours of television programming and hundreds of films, including the global blockbuster Hunger Games franchise, the launch of the Divergent franchise, Academy Award winners Crash, Monster’s Ball and Precious and acclaimed television series including Mad Men, Orange is the New Black and Weeds.

Mr. Feltheimer was named Chief Executive Officer of Lionsgate in March 2000. During his 15-year tenure as CEO, Lionsgate has grown from its independent studio roots into a leading next generation global content leader with a reputation for innovation. The Company's market capitalization has grown from $80 million in 2000 to over $4 billion today, and its revenue has increased more than 15 times over.

About Grupo Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 25 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. Televisa also participates in Mexico´s telecommunications industry in many regions of the country where it offers video, voice, and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, will represent approximately 38% on a fully diluted, as-converted basis of the equity capital in Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B. Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 16, 2015	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel